                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  AMENDMENT TO
                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                       CORT BUSINESS SERVICES CORPORATION
--------------------------------------------------------------------------------

                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                   220493-10-0
--------------------------------------------------------------------------------

                                 (CUSIP Number)

                                  Lance C. Balk
                                Kirkland & Ellis
                              153 East 53rd Street
                               New York, NY 10022
                                 (212) 446-4940
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                January 14, 2000
               --------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.


                  NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

           CUSIP No. 220493-10-0                                         13D                                Page 2 of 17 Pages
           ------------------------------------------------------------------------------------------------------------------------

        1  NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Citicorp Venture Capital Ltd.

           ------------------------------------------------------------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                 (a) /X/
                                                                                                                 (b) / /
        3  SEC USE ONLY

           ------------------------------------------------------------------------------------------------------------------------
        4  SOURCE OF FUNDS*

                                                                                                              WC
           ------------------------------------------------------------------------------------------------------------------------

        5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)           / /


           ------------------------------------------------------------------------------------------------------------------------
        6  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                                                           New York
           ------------------------------------------------------------------------------------------------------------------------
     NUMBER OF     7  SOLE VOTING POWER
       SHARES
    BENEFICIALLY   8  SHARED VOTING POWER                                                                                         0
      OWNED BY
        EACH       9  SOLE DISPOSITIVE POWER
     REPORTING
       PERSON     10  SHARED DISPOSITIVE POWER
        WITH
                                                                                                                         5,778,518
           ------------------------------------------------------------------------------------------------------------------------
       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                                                                         5,778,518

       12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                      / /
           ------------------------------------------------------------------------------------------------------------------------
       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                                                              44.1%
           ------------------------------------------------------------------------------------------------------------------------
       14  TYPE OF REPORTING PERSON*
                                                                                                                                 CO
           ========================================================================================================================

           CUSIP No. 220493-10-0                                         13D                                Page 3 of 7 Pages
           ------------------------------------------------------------------------------------------------------------------------

        1  NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Citibank, N.A.

           ------------------------------------------------------------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                        (a) /X/
                                                                                                                        (b) / /
           ------------------------------------------------------------------------------------------------------------------------
        3  SEC USE ONLY

           ------------------------------------------------------------------------------------------------------------------------

        4  SOURCE OF FUNDS*
                                                                                                                     OO
           ------------------------------------------------------------------------------------------------------------------------

        5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                  / /

           ------------------------------------------------------------------------------------------------------------------------


        6  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                                                           Delaware
           ------------------------------------------------------------------------------------------------------------------------

     NUMBER OF                7  SOLE VOTING POWER
       SHARES
    BENEFICIALLY              8  SHARED VOTING POWER                                                                              0
      OWNED BY
        EACH                  9  SOLE DISPOSITIVE POWER
     REPORTING
       PERSON                10  SHARED DISPOSITIVE POWER                                                                 5,778,518
        WITH

           ------------------------------------------------------------------------------------------------------------------------

       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                                                                          5,778,518
           ------------------------------------------------------------------------------------------------------------------------

       12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                             / /

           ------------------------------------------------------------------------------------------------------------------------

       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                                                                 44.1%

           ------------------------------------------------------------------------------------------------------------------------

       14  TYPE OF REPORTING PERSON*
                                                                                                                                 BK
           ========================================================================================================================

           CUSIP No. 220493-10-0                                         13D                                Page 4 of 7 Pages
           ------------------------------------------------------------------------------------------------------------------------

        1  NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Citicorp
           ------------------------------------------------------------------------------------------------------------------------

        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                        (a) /X/
                                                                                                                        (b) / /
           ------------------------------------------------------------------------------------------------------------------------

        3  SEC USE ONLY
           ------------------------------------------------------------------------------------------------------------------------

        4  SOURCE OF FUNDS*
                                                                                                                     OO
           ------------------------------------------------------------------------------------------------------------------------

        5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                  / /

           ------------------------------------------------------------------------------------------------------------------------

        6  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                                                           Delaware
           ------------------------------------------------------------------------------------------------------------------------

     NUMBER OF     7  SOLE VOTING POWER
       SHARES
    BENEFICIALLY   8  SHARED VOTING POWER
      OWNED BY                                                                                                                   0
        EACH       9  SOLE DISPOSITIVE POWER
     REPORTING
       PERSON     10  SHARED DISPOSITIVE POWER
        WITH                                                                                                              5,778,518

           ------------------------------------------------------------------------------------------------------------------------

       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                                          5,778,518
           ------------------------------------------------------------------------------------------------------------------------


       12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                             / /

           ------------------------------------------------------------------------------------------------------------------------

       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                                                              44.1%
           ------------------------------------------------------------------------------------------------------------------------

       14  TYPE OF REPORTING PERSON*                                                                                             HC
           ========================================================================================================================

           CUSIP No. 220493-10-0                                         13D                                Page 5 of 7 Pages
           ------------------------------------------------------------------------------------------------------------------------

        1  NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

           Citigroup Holdings Company

           ------------------------------------------------------------------------------------------------------------------------

        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                                                        (a) /X/
                                                                                                                        (b) / /
           ------------------------------------------------------------------------------------------------------------------------

        3  SEC USE ONLY

           ------------------------------------------------------------------------------------------------------------------------

        4  SOURCE OF FUNDS*
                                                                                                                                 OO
           ------------------------------------------------------------------------------------------------------------------------

        5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                  / /

           ------------------------------------------------------------------------------------------------------------------------

        6  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                                                           Delaware
           ------------------------------------------------------------------------------------------------------------------------

     NUMBER OF                7  SOLE VOTING POWER
       SHARES
    BENEFICIALLY              8  SHARED VOTING POWER
      OWNED BY                                                                                                                    0
        EACH                  9  SOLE DISPOSITIVE POWER
     REPORTING
       PERSON                10  SHARED DISPOSITIVE POWER                                                                 5,778,518
        WITH

           ------------------------------------------------------------------------------------------------------------------------

       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                                          5,778,518
           ------------------------------------------------------------------------------------------------------------------------

       12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                             / /

           ------------------------------------------------------------------------------------------------------------------------

       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                                                              44.1%
           ------------------------------------------------------------------------------------------------------------------------

       14  TYPE OF REPORTING PERSON*
                                                                                                                                 HC
           ========================================================================================================================

           CUSIP No. 220493-10-0                                         13D                                Page 5 of 7 Pages
           ------------------------------------------------------------------------------------------------------------------------

        1  NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           Citigroup Inc.
           ------------------------------------------------------------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                                                        (a) /X/
                                                                                                                        (b) / /
           ------------------------------------------------------------------------------------------------------------------------

        3  SEC USE ONLY
           ------------------------------------------------------------------------------------------------------------------------

        4  SOURCE OF FUNDS*
                                                                                                                     OO
           ------------------------------------------------------------------------------------------------------------------------

        5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                  / /

           ------------------------------------------------------------------------------------------------------------------------

        6  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                                                                           Delaware
           ------------------------------------------------------------------------------------------------------------------------

     NUMBER OF                7  SOLE VOTING POWER
       SHARES
    BENEFICIALLY              8  SHARED VOTING POWER
      OWNED BY                                                                                                                    0
        EACH                  9  SOLE DISPOSITIVE POWER
     REPORTING
       PERSON                10  SHARED DISPOSITIVE POWER
        WITH                                                                                                              5,884,678

           ------------------------------------------------------------------------------------------------------------------------

       11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                                                                          5,884,678
           ------------------------------------------------------------------------------------------------------------------------

       12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*                                             / /

           ------------------------------------------------------------------------------------------------------------------------

       13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                                                              44.9%
           ------------------------------------------------------------------------------------------------------------------------

       14  TYPE OF REPORTING PERSON*                                                                                             HC

           ========================================================================================================================

Item 2.   Identity and Background.

                  This Statement is being filed by Citicorp Venture Capital Ltd. ("CVC"), Citibank, N.A. ("Citibank"), Citicorp, Citigroup Holdings Company and Citigroup Inc. ("Citigroup") (together, the "Reporting Persons").

                  (a)-(c) CVC is a New York Corporation. The address of its principal business office is 399 Park Avenue, New York, New York 10043. CVC is principally engaged in the business of venture capital investment. Citibank is a national banking association and is the sole stockholder of CVC. The address of its principal business office is 399 Park Avenue, New York, New York 10043. Citibank is a member of the Federal Reserve System and the Federal Deposit Insurance Corp.

                  Citicorp is a Delaware corporation and is the sole stockholder of Citibank. Citicorp is a U.S. bank holding company. The address of its principal business office is 399 Park Avenue, New York, New York 10043.

                  Citigroup Holdings Company is a Delaware corporation and is the sole stockholder of Citicorp. Citigroup Holdings Company is a U.S. bank holding company. The address of its principal business office is One Rodney Square, Wilmington, DE 19899.

                  Citigroup is a Delaware corporation and is the sole stockholder of Citicorp. The address of the principal business office of Citigroup is 153 East 53rd Street, New York, New York 10043. Citigroup is a diversified holding company whose businesses provide a broad range of financial services to consumer and corporate customers around the world. Citigroup 's activities are conducted through its Global Consumer, Global Corporate and Investing Bank, Asset Management and Investment Activities segments. An amended joint filing agreement of the Reporting Persons is attached hereto as Exhibit 1.

                  The following information with respect to each executive officer and director of CVC and Citigroup is set forth in Schedule A and B hereto: (i) name, (ii) business address, (iii) present principal occupation or employment and the name of any corporation or other organization in which such employment is conducted, together with the principal business and address of any such corporation or organization other than the Reporting Persons for which such information is set forth above.

                  (d)-(f) During the last five years, none of the Reporting persons or, to the best knowledge of the Reporting Persons, any of the persons listed on Schedules A and B hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The citizenship of each of the individuals identified pursuant to Paragraphs (a) through (c) is identified on Schedule A and B hereto.


Item 4.   Purpose of Transaction.

         Except as described in the next paragraph, the shares of Common Stock that are the subject of this Statement (together with any prior acquired shares, the "Shares") were acquired by CVC in the ordinary course of business for investment purposes.

         Without connection to the acquisition of the Shares by CVC, various subsidiaries of Citigroup acquired shares of Common Stock of the Issuer for investment purposes, for third party accounts or for mutual funds managed by such subsidiaries, as described in Item 5 below. The Citigroup subsidiaries review their respective holdings of Issuer securities on a continuing basis. Depending on such evaluations of the Issuer's business and prospects, and upon future developments (including, but not limited to, market prices of the Common Stock and availability and alternative uses of funds, as well as conditions in the securities markets and general economic and industry conditions), each Citigroup subsidiary may acquire others securities of the Issuer or sell all or a portion of its Common Stock or other securities of the Issuer now owned or hereafter acquired.

         (a)-(b), (d) On August 12, 1999, CVC deposited 4,350,411 shares of Common Stock (the "Prior Trust Shares") into trust pursuant to a Voting Trust Agreement dated as of August 12, 1999 between CVC and each of Harold O. Rosser, Stephen C. Sherrill and Stephen F. Edwards as trustees (the "Prior Trustees"). On November 15, 1999, CVC deposited 1,428,107 additional shares of Common Stock into trust (the "New Trust Shares", together with the Prior Trust Shares the "Trust Shares") and the Prior Trustees resigned as trustees pursuant to an Amended and Restated Voting Trust Agreement dated as of November 15, 1999 (the "Trust Agreement") between CVC, Robert N. Pokelwaldt (the "Trustee") as replacement trustee and the Prior Trustees as resigning trustees. CVC retains the right to dispose of the Trust Shares and receive dividends and distributions in respect thereof. The Voting Trust will terminate upon the earliest of the sale of all of the Trust Shares, the conversion of the Trust Shares into non-voting shares of the Issuer, or the tenth anniversary of the Trust Agreement.

                  The Issuer entered into a merger agreement dated as of January 14, 2000 (the "Wesco Merger Agreement"), among the Issuer, Wesco Holdings Midwest, Inc. ("Wesco Holdings"), Wesco Financial Corporation and C Acquisiton Corp ("Purchaser"), which provides for, among other things, a tender offer by Purchaser for all of the outstanding common stock of the Issuer (the "Tender Offer") and the subsequent merger of Purchaser with and into the Issuer (the "Merger" and together with the Tender Offer, the "Wesco Transaction"). CVC intends to dispose of its Shares in connection with the Wesco Transaction and, as a result, CVC expects that its representatives on the Issuer's board of directors will be removed. In furtherance of the Wesco Transaction, CVC entered into a Stockholders Agreement dated as of January 14, 2000, among CVC, Purchaser and Wesco Holdings pursuant to which, among other things, CVC (1) agreed to tender all of its Shares to Purchaser pursuant to the Tender Offer and (2) granted to Wesco Holdings an option to purchase all of its Shares. In addition, although CVC is currently not entitled to vote its Shares under the terms of the Trust Agreement, CVC agreed that, should it become entitled to vote its Shares, it would do so in favor of the Wesco Transaction. CVC is also party to a Voting Agreement dated as of January 14, 2000, among Wesco Holdings, Purchaser and the Trustee, pursuant to which the Trustee agreed to vote CVC's Shares in favor of the Wesco Transaction. Copies of the Stockholder Agreement and Voting Agreement are attached hereto as exhibits.

         (c), (e)-(j)      Not Applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect To Securities of the Issuer.

         On August 12, 1999, CVC deposited 4,350,411 shares of Common Stock (the "Prior Trust Shares") into trust pursuant to a Voting Trust Agreement dated as of August 12, 1999 between CVC and each of Harold O. Rosser, Stephen C. Sherrill and Stephen F. Edwards as trustees (the "Prior Trustees"). On November 15, 1999, CVC deposited 1,428,107 additional shares of Common Stock into trust (the "New Trust Shares", together with the Prior Trust

Shares the "Trust Shares") and the Prior Trustees resigned as trustees pursuant to an Amended and Restated Voting Trust Agreement dated as of November 15, 1999 (the "Trust Agreement") between CVC, Robert N. Pokelwaldt as replacement trustee and the Prior Trustees as resigning trustees. CVC retains the right to dispose of the Trust Shares and receive dividends and distributions in respect thereof. The Voting Trust will terminate upon the earliest of the sale of all of the Trust Shares, the conversion of the Trust Shares into non-voting shares of the Issuer, or the tenth anniversary of the Trust Agreement. A copy of the Trust Agreement was previously filed as an Exhibit to this Schedule 13D.

         In furtherance of the Wesco Transaction, CVC entered into a Stockholders Agreement dated as of January 14, 2000, among CVC, Purchaser and Wesco Holdings pursuant to which, among other things, CVC (1) agreed to tender all of its Shares to Purchaser pursuant to the Tender Offer and (2) granted to Wesco Holdings an option to purchase all of its Shares. In addition, although CVC is currently not entitled to vote its Shares under the terms of the Trust Agreement, CVC agreed that, should it become entitled to vote its Shares, it would do so in favor of the Wesco Transaction. CVC is also party to a Voting Agreement dated as of January 14, 2000, among Wesco Holdings, Purchaser and the Trustee, pursuant to which the Trustee agreed to vote CVC's Shares in favor of the Wesco Transaction. Copies of the Stockholder Agreement and Voting Agreement are attached hereto as Exhibits 2 and 3, respectively.


Item 7. Exhibits.

                  1. Joint Filing Agreement, dated as of March 26, 1999, by and among CVC, Citibank, Citicorp and Citigroup.

                  2. Stockholders Agreement dated as of January 14, 2000, among Citicorp Venture Capital, Ltd., Wesco Holdings Midwest, Inc. and C Acquisition Corp.

                  3. Voting Agreement date as of January 14, 2000, among Citicorp Venture Capital, Ltd., Wesco Holdings Midwest, Inc., C Acquisition Corp. and Robert N. Pokelwaldt.

                                    SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 21, 2000


                                        CITICORP VENTURE CAPITAL LTD.


                                        By: /s/ Byron Knief
                                            -----------------------------------
                                            Name:    Byron Knief
                                            Title:   Senior Vice President


                                        CITIBANK, N.A.


                                        By: /s/ Kenneth Cohen
                                            -----------------------------------
                                            Name:    Kenneth Cohen
                                            Title:   Assistant Secretary


                                        CITICORP


                                        By: /s/ Kenneth Cohen
                                            -----------------------------------
                                            Name:    Kenneth Cohen
                                            Title:   Assistant Secretary


                                        CITIGROUP HOLDINGS COMPANY


                                        By: /s/ Kenneth Cohen
                                            -----------------------------------
                                            Name:     Kenneth Cohen
                                                      Assistant Secretary


                                        CITIGROUP INC.


                                        By: /s/ John Caridi
                                            -----------------------------------
                                            Name:     Joan Caridi
                                            Title:    Assistant Secretary

                                                                      SCHEDULE A

                        Executive Officers and Directors
                                       of
                          Citicorp Venture Capital Ltd.

                  The names of the Directors and the names and title of the Executive officers of Citicorp Venture Capital Ltd. and their business addresses and principal occupations are set forth below. Unless otherwise indicated, each individual is a United States citizen. If no address is given, the director's or officer's business address is 399 Park Avenue, New York, New York 10043. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such individual's position with Citicorp Venture Capital Ltd.

Name Title and Citizenship                        Principal Occupation and Business Address
--------------------------                        -----------------------------------------
Michael T. Bradley                                Vice President
William T. Comfort                                Chairman and Director
Richard M. Cashin                                 President
Lauren M. Connelly                                Vice President & Secretary
Charles E. Corpening                              Vice President
Michael A. Delaney                                Vice President
Ann Goodbody                                      Director
Ian D. Highet                                     Vice President
David Y. Howe                                     Vice President
Thomas Jones                                      Director
Byron L. Knief                                    Senior Vice President
Richard E. Mayberry                               Vice President
Thomas F. McWilliams                              Vice President
M. Saleem Muqaddam                                Vice President
Frederick Roesch                                  Director
Paul C. Schorr                                    Vice President
Joseph M. Silvestri                               Vice President
David F. Thomas                                   Vice President
James A. Urry                                     Vice President
John D. Weber                                     Vice President
Thomas H. Sanders                                 Vice President

                                                                      SCHEDULE B

                        Executive Officers and Directors
                                       of
                                 Citigroup Inc.


                  The names of the Directors and the names and title of the Executive officers of Citigroup and their business addresses and principal occupations are set forth below. Unless otherwise indicated, each individual is a United States citizen.

Name Title and Citizenship                        Principal Occupation and Business Address
--------------------------                        -----------------------------------------
C. Michael Armstrong                              Chairman & Chief Executive Officer
Director                                          AT&T Corp.
                                                  295 North Maple Avenue
                                                  Basking Ridge, New Jersey 07920
Alain J.P. Belda                                  President & Chief Operations Officer
Director (Brazil)                                 ALCOA Inc.
                                                  201 Isabella Street
                                                  Pittsburgh, Pennsylvania 15212-5858
Kenneth J. Bialkin                                Partner
Director                                          Skadden, Arps, Slate, Meagher & Flom LLP
                                                  919 Third Avenue
                                                  New York, New York 10022
Kenneth T. Derr                                   Chairman & Chief Executive Officer
Director                                          Chevron Corporation
                                                  575 Market Street
                                                  San Francisco, California 94105
John M. Deutch                                    Institute Professor
Director                                          Massachusetts Institute of Technology
                                                  77 Massachusetts Avenue, Room 6-208
                                                  Cambridge, Massachusetts 02139
Ann Dibble Jordan                                 Consultant & Former Director of Social Services
Director                                          The University of Chicago Medical Center
                                                  2904 Benton Place, NW
                                                  Washington, DC  20008
Reuben Mark                                       Chairman & Chief Executive Officer
Director                                          Colgate-Palmolive Company
                                                  300 Park Avenue
                                                  New York, New York 10022-7499
Michael T. Masan                                  Vice Chairman, President-International
Director                                          GTE Corporation
                                                  One Stamford Forum
                                                  Stamford, Connecticut 06904
Dudley C. Mecum                                   Managing Director
Director                                          Capricorn Holdings
                                                  30 East Elm Street
                                                  Greenwich, Connecticut 06830
Richard D. Parsons                                President
Director                                          Time Warner, Inc.
                                                  75 Rockefeller Plaza, 29th Floor
                                                  New York, New York 10019
Andrall E. Pearson                                Chairman & Chief Executive Officer
Director                                          Tricon Global Restaurants, Inc.
                                                  660 Steamboat Road
                                                  Greenwich, Connecticut 06830
John S. Reed                                      Chairman & Co-Chief Executive Officer
Director & Executive Officer                      Citigroup Inc.
                                                  153 East 53rd Street
                                                  New York, New York 10043

Robert B. Shapiro                                 Chairman & Chief Executive Officer
Director                                          Monsanto Company
                                                  800 North Lindbergh Blvd.
                                                  Mail Zone DIS
                                                  St. Louis, Missouri 63167
Franklin A. Thomas                                Lawyer/Consultant & Former President,
Director                                          The Ford Foundation
                                                  595 Madison Avenue, 33rd Floor
                                                  New York, New York 10022
Sanford I. Weill                                  Chairman & Co-Chief Executive Officer
Director & Executive Officer                      Citigroup Inc.
                                                  153 East 53rd Street
                                                  New York, New York 10043
Edgar S. Woolard, Jr.                             Former Chairman & Chief Executive Officer
Director                                          E.I. du Pont de Nemours & Company
                                                  1007 Market Street
                                                  Wilmington, Delaware 19898
Arthur Zankel                                     General Partner
Director                                          First Manhattan Company
                                                  437 Madison Avenue
                                                  New York, New York 10022
The Honorable Gerald R. Ford                      Former President of the United States
Honorary Director                                 Post Office Box 927
                                                  Rancho Mirage, California 92270
William I. Campbell                               Co-Chief Executive Officer,
Executive Officer (USA/Canada)                    Global
                                                  Consumer Business
                                                  1 Court Square
                                                  Long Island City, New York 11120
Michael A. Carpenter                              Co-Chief Executive Officer
Executive Officer                                 Global Corporate and Investment Bank
                                                  of Citigroup Inc.
                                                  388 Greenwich Street
                                                  New York, New York 10043
Paul J. Collins                                   Vice Chairman
Executive Officer                                 Citigroup Inc.
                                                  153 East 53rd Street
                                                  New York, New York 10043
Edward D. Horowitz                                e-Citi
Executive Officer                                 153 East 53rd Street
                                                  New York, New York 10043
Thomas W. Jones                                   Co-Chairman and Chief Executive Officer
Executive Officer                                 SSB Citi Asset Management Group
                                                  388 Greenwich Street
                                                  New York, New York 10013
Robert I. Lipp                                    Co-Chief Executive Officer,
Executive Officer                                 of Citigroup's Global
                                                  Consumer Business
                                                  153 East 53rd Street
                                                  New York, New York 10043

Deryck C. Maughan                                 Vice Chairman
Executive Officer                                 Citigroup Inc.
(U.K.)                                            153 East 53rd Street
                                                  New York, New York 10043
Victor J. Menezes                                 Co-Chief Executive Officer,
Executive Officer                                 Global Corporate and Investment Bank
(India)                                           of Citigroup Inc.
                                                  153 East 53rd Street
                                                  New York, New York 10043
Heidi G. Miller                                   Chief Financial Officer
Executive Officer                                 Citigroup Inc.
                                                  153 East 53rd Street
                                                  New York, New York 10043
Charles O. Prince, III                            Co-General Counsel &
Executive Officer                                 Corporate Secretary
                                                  Citigroup Inc.
                                                  153 East 53rd Street
                                                  New York, New York 10043
Mary Alice Taylor                                 Global Operations & Technology
Executive Officer                                 Citigroup Inc.
                                                  1 Court Square
                                                  Long Island City, New York 11120
Todd S. Thomson                                   Strategy & Business Development
Executive Officer                                 Citigroup Inc.
                                                  153 East 53rd Street
                                                  New York, New York 10043
Marc P. Weill                                     Citigroup Investments
Executive Officer                                 153 East 53rd Street
                                                  New York, New York 10043

                                  EXHIBIT INDEX


Exhibit No.                Document
-----------                --------
1.                         Joint Filing Agreement, dated as of March 26, 1999,
                           among CVC, Citibank, Citicorp and Citigroup.

2. Stockholders Agreement dated as of January 14, 2000, among Citicorp Venture Capital, Ltd., Wesco Holdings
                           Midwest, Inc. and C Acquisition Corp.

3.                         Voting Agreement date as of January 14, 2000, among
                           Citicorp Venture Capital, Ltd., Wesco Holdings
                           Midwest, Inc., C Acquisition Corp. and Robert N.
                           Pokelwaldt.
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